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TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2020

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2020

Contents

Annual Audited Report X-17A-5 – Part III 2

Oath or Affirmation 3

Report of Independent Registered Public Accounting Firm...4

Statement of Financial Condition 5

Notes to Statement of Financial Condition 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2019 (MM/DD/YY) AND ENDING 10/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 11th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Time Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard Rosenthal___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___TD Private Client Wealth LLC___ , as of ___October 31___ , 20___20___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of New York)
County of Nassau)


Signature

Sylvia R Bordzuk
Notary Public

Chief Financial Officer
Title

SYLVIA R BORDZUK
Notary Public - State of New York
NO. 01BO6156866
Qualified in Nassau County
My Commission Expires 12|4|22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

EY has served as auditor since 2012

December 17, 2020

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2020

Assets

Cash	$	41,749,762
Cash deposited with clearing organizations		250,000
Cash and restricted cash		41,999,762
Accounts receivable		202,677
Other assets		460,848
Total assets	$	42,663,287

Liabilities and member's equity

Liabilities:

Unearned revenue	$	4,804,525
Payables to affiliates		961,854
Other payables		103,161
Total liabilities		5,869,540
Member's equity		36,793,747
Total liabilities and member's equity	$	42,663,287

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity and custodial broker for client assets.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Significant U.S. GAAP policies, which affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 3 – Income Taxes and Note 4 – Related Party Transactions for additional information.

The World Health Organization declared outbreak of the coronavirus (COVID-19) pandemic in the first quarter of 2020 has resulted in economic uncertainties which could negatively impact the Company's financial condition. The Company determined that there was no material impact as a result of the pandemic and the responses of various governments to it are unknown at this time.

Cash and Restricted Cash

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. All amounts were earned and paid as of October 31, 2020.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

2. Accounting Changes

The following accounting pronouncements were adopted in the current fiscal year.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)"	The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its income statement in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases.	October 31, 2020	The guidance did not have an impact on the financial statements.

2. Accounting Changes (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement"	The guidance eliminates, adds and modifies certain fair value disclosures for all entities.	October 31, 2020	The guidance did not have an impact on the financial statements.

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	The guidance provides a new current expected credit loss model to account for credit losses on certain financial assets and off-balance sheet exposures (e.g., loans and trade receivables). The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance also modifies the current other-than-temporary impairment guidance for available-for-sale debt securities to require the use of an allowance rather than a direct write down of the investment and replaces existing guidance for purchased credit deteriorated loans and debt securities.	October 31, 2021	The guidance is not expected to have a material impact on the Company's financial statements.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

2. Accounting Changes (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Financial Statements
In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes"	The guidance simplifies the accounting for income taxes by removing certain exceptions. The guidance also improves consistent application and simplifies GAAP by clarifying and amending existing guidance.	October 31, 2022	The Company is assessing the impact of this guidance on the financial statements.
In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"	The amendments in this Update provide optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments do not apply to contract modifications made or new hedging relationships entered into after December 31, 2022	Available for adoption from March 12, 2020 through December 31, 2022.	The Company is assessing the impact of this guidance on the financial statements.

3. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act. The reform implemented an alternative base erosion and anti-abuse tax ("BEAT") on U.S. corporations that make deductible payments to non-U.S. related persons in excess of specified amounts. The Company is subject to the BEAT regime, however the tax provision for the year ended October 31, 2020 was not impacted.

As of October 31, 2020, the Company had no net deferred tax assets.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

3. Income Taxes (continued)

The Company's Payable to affiliates includes $215,918 at October 31, 2020 representing federal, state, and local taxes payable to the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. It is reasonably possible that the unrecognized tax benefits will decrease by $160,081 over the next 12 months as a result of completion of tax authorities' exam or the expiration of statutes of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. For the year ended October 31, 2020, the Company did not recognize any interest. The Company did not accrue for the payment of interest and penalties.

The Company operates in the United States and is currently under examination by the IRS for tax years 2014 and 2015. Tax years 2017 through 2019 remain open for examination. The state and local tax returns of New York State and New York City, respectively, are currently under examinations for tax years 2012-2015. The Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2012.

4. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2020

4. Related Party Transactions (continued)

Company. The Company has a payable to its Parent related to this services agreement of $637,894 as of October 31, 2020, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company has entered into an agreement with its Parent and TD Bank USA related to the deposit sweep agreement with Pershing LLC discussed in Note 1. The Company receives a marketing fee from TD Bank N.A. and TD Bank USA for arranging the sweep of cash to the Banks. The Company pays a servicing fee to TD Bank USA and reimburses TD Bank N.A. and TD Bank USA for FDIC expenses. The Company has a receivable from its Parent related to this agreement of $166,440 as of October 31, 2020, which is netted with Payables to affiliates on the Statement of Financial Condition. The Company has a payable to TD Bank USA related to this agreement of $36,537 as of October 31, 2020, which is included in Payable to affiliates on the Statement of Financial Condition.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight services. The Company's Payables to affiliates includes $237,945 on the Statement of Financial Condition representing the amount due to the Toronto-Dominion Bank and affiliates at October 31, 2020 for these services.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no losses are reasonably possible.

6. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2020, the Company's net capital, as defined, was $36,130,061, which exceeded the minimum requirement under SEC Rule 15c3-1 by $35,738,758. The ratio of aggregate indebtedness to net capital was 16.25%.

7. Subsequent Events

The Company has evaluated the impact of the events that have occurred subsequent to October 31, 2020 through December 17, 2020, the date the statement of financial condition was issued. Based on this evaluation, the Company has determined that none of the events were required to be recognized or disclosed in the statement of financial condition.